UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

J. Victor Peterson

Lathrop & Gage LLP

155 North Wacker Drive

Chicago, IL 60606-1787

(312) 920-3300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,939.11	Filing Parties:	Gregory Mark Shepard
Form or Registration No.:	005-39100	Date Filed:	March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer:   ☐

This Amendment No. 4 (this “Amendment”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Amendment further amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on March 20, 2013, as previously amended and supplemented by Amendment No. 1 thereto filed by Offeror with the SEC on March 27, 2013, Amendment No. 2 thereto filed by Offeror with the SEC on April 9, 2013, and Amendment No. 3 thereto filed by Offeror with the SEC on April 11, 2013 (as previously amended and supplemented , the “Schedule TO”). The Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Form of Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 11

The Board Condition has been waived. All references in the Offer to Purchase, the Letter of Transmittal, the Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”), the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the Board Condition are hereby deleted in their entirety.

The Expiration Date of the Offer has been extended from 11:59 P.M., New York City time, on April 19, 2013, to 11:59 P.M., New York City time, on May 20, 2013. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to the Expiration Date as 11:59 P.M., New York City time, on April 19, 2013, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on May 20, 2013.

The Offer condition restricting future grants of options for Class A Shares pursuant to option plans approved by the Company’s stockholders has been waived. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to such condition are hereby amended and restated to exclude from such condition any restriction on the issuance of options for Class A Shares.

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

Cover Page

Replacing the second header at the top of the cover page to the Offer to Purchase (and the second header at the top of the Letter to Brokers, and the paragraph immediately after the last bullet point in the Letter to Brokers, and the second header at the top of the Letter to Clients, and the third bullet point in the Letter to Clients) with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 20, 2013, UNLESS THE OFFER IS FURTHER EXTENDED.

Deleting clause (2) of the second paragraph on the cover page to the Offer to Purchase (and clause (2) of the third paragraph of the Letter to Brokers, and clause (2) of the fourth bullet point in the Letter to Clients).

Replacing clause (3) of the second paragraph on the cover page to the Offer to Purchase (and clause (3) of the third paragraph of the Letter to Brokers, and clause (3) of the fourth bullet point in the Letter to Clients) with the following:

(3) the Company not issuing any additional stock options (except stock options issued on Class A Shares pursuant to approved stock option plans), any rights to purchase Class A or Class B Shares, Class B stock option grants, or any additional Class A or Class B Shares or preferred stock, or any series or class of equity securities with voting or other preferences superior to that of Class B Shares.

Summary Term Sheet

Replacing the first sentence of the answer to the question “HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY CLASS B SHARES?” on page ii of the Offer to Purchase with the following:

You have until 11:59 P.M., New York City time, on Monday, May 20, 2013.

Deleting the second bullet point in the answer to the question “WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?” on page ii of the Offer to Purchase.

Replacing the third bullet point in the answer to the question “WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?” on page ii of the Offer to Purchase with the following:

That the Company not issue any additional stock options (except stock options issued on Class A Shares pursuant to approved stock option plans), any rights to purchase Class A or Class B Shares, Class B stock option grants, or any additional Class A or Class B Shares or preferred stock, or any series or class of equity securities with voting or other preferences superior to that of Class B Shares.

Replacing the answer to the question “IS OFFEROR REQUIRING BOARD OF DIRECTORS’ SEATS AS A CONDITION OF THE OFFER” on page iii of the Offer to Purchase with the following:

No.

Deleting the question “WHY IS OFFEROR REQUIRING THREE NEWLY APPOINTED DIRECTORS ON EACH BOARD?” and the subsequent answer thereto on page iii of the Offer to Purchase.

Adding the following at the end of the answer to the question “WHAT IS THE COMPANY SAYING ABOUT THE OFFER?” on page iv of the Offer to Purchase:

On April 3, 2013, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, in which its Board of Directors recommended that its shareholders not tender Class B Shares in the Offer.

Replacing the first sentence of the answer to the question “WHAT IDEAS OR PLANS DOES OFFEROR HAVE FOR THE COMPANY AND ITS AFFILIATES AND SUBSIDIARIES AFTER THE TENDER OFFER IS CONSUMMATED?” on page iv of the Offer to Purchase with the following:

Offeror believes that the Company’s shares are undervalued and that the best means to increase the price of the Company’s shares would be to merge the Company and Donegal Mutual into another mutual property and casualty insurer. However, Offer currently has no specific plans or proposals for such a merger transaction. Moreover, Offeror has no present plans or proposals for a change in the conduct of the business or employment of the assets and surplus of the Company and its affiliates and subsidiaries.”

Replacing the fifth sentence of the paragraph immediately after the heading “WHAT IS THE EFFECT OF THE OFFER ON DONEGAL MUTUAL?” on page v of the Offer to Purchase with the following:

As a result of consummation of the Offer, there will be no effect to Donegal Mutual’s control of the Company, and there will be no corresponding change to Donegal Mutual’s policyholders surplus because there will be no change to the Company’s statutory equity.

Replacing the third and fourth sentences of the answer to the question “IF I DO NOT TENDER MY CLASS B SHARES BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?” on page vi of the Offer to Purchase with the following:

Offeror intends to support the maximization of shareholder value for the Company’s shareholders, which Offeror believes as a general matter can best be accomplished through merging the Company and Donegal Mutual into another mutual property and casualty insurer, although Offeror currently has no specific plans or proposals for such a merger transaction, by continuing to urge the Company to merge into another mutual property and casualty insurer. Offeror has sufficient personal net worth to absorb declines in the price of the Class A Shares and Class B Shares. No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so. In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan. Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another insurance company, with respect to which Offeror has no specific plan or agreement. However, while Offeror does not presently intend to sell or pledge his shares (except in such a potential merger transaction), facts and circumstances may arise that would compel Offeror to do so. In that case, the value of Class B Shares and Class A Shares may decline. Although your Class B Shares would have very limited trading and liquidity if the Offer is successful and you do not tender your Class B Shares, Offeror believes that such a merger transaction would provide an opportunity for liquidity as well as for maximizing the value of your Class B Shares. Moreover, if the Offer is successful, Offeror would acquire a significant amount of additional Class B Shares, and as a result Offeror’s interests would be closely aligned with the interests of other holders of Class B Shares who do not tender such shares in the Offer.

INTRODUCTION – Certain Conditions of the Offer

Replacing the first sentence of the subsection under the heading “Certain Conditions of the Offer” in the INTRODUCTION on page 1 of the Offer to Purchase with the following:

The Offer is conditioned upon, among other things, the Minimum Condition, the Hart-Scott-Rodino Condition, the FRB Condition, the Insurance Regulatory Approval Condition, the No Dilution Condition, and the No Litigation Condition (each as defined below).

Deleting the heading “The Board Condition” on page 2 of the Offer to Purchase, and deleting the three paragraphs immediately after such heading.

Inserting the following as a separate paragraph immediately after the paragraph beginning with the heading “The Hart-Scott-Rodino Condition” on page 2 of the Offer to Purchase:

Offeror has not yet filed the Hart-Scott-Rodino notification and report form or paid the $45,000 filing fee, but Offeror expects to do so at the appropriate time in the regulatory approval process. Because the Offer is a cash tender offer, the Hart-Scott-Rodino waiting period is 15 days, unless earlier terminated. Because Offeror is an individual with no insurance operations, Offeror does not expect any anticompetitive effects to result from his acquisition of additional Class B Shares pursuant to the Offer.

Replacing the three paragraphs immediately after the heading “The FRB Condition” on page 2 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon the expiration of a 60-day waiting period following Offeror’s notice to the Board of Governors of the Federal Reserve System (the “FRB”) of Offeror’s proposed acquisition of the Class B Shares pursuant to the Offer, or upon Offeror’s earlier receipt of a written notification by the FRB of its intention not to disapprove the acquisition pursuant to the

Change in Bank Control Act and Regulation LL thereunder, on terms and conditions satisfactory to Offeror in his reasonable discretion (the “FRB Condition”). See Section 15—“CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.”

Satisfying the FRB Condition would require the approval of the FRB, which is the primary federal regulator of the Company in its capacity as a savings and loan holding company as a result of its indirect ownership of Union Community Bank FSB, a Federal savings bank (“UCB”).

Offeror’s acquisition of the Class B Shares pursuant to the Offer is deemed by the FRB, to be an acquisition of control of a savings and loan holding company, which the Company is as a result of its indirect ownership of UCB, a federal savings bank. Offeror’s acquisition of the Class B Shares pursuant to the Offer is therefore subject to the prior non-disapproval of the FRB, by means of either the expiration of a 60-day waiting period following Offeror’s notice to the FRB or the FRB’s written determination that it intends not to disapprove the acquisition. Offeror has been in communication with the FRB staff regarding the regulatory approval process and requirements and expects to file the required notification and related documents. See Section 14—“CONDITIONS OF THE OFFER” and Section 15—“CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.”

Inserting the following as a separate paragraph immediately before the subsection headed “The No Litigation Condition” on page 3 of the Offer to Purchase:

The No Dilution Condition. Consummation of the Offer is conditioned upon the Company not issuing any additional stock options (except stock options issued on Class A Shares pursuant to approved stock option plans), any rights to purchase Class A or Class B Shares, Class B stock option grants, or any additional Class A or Class B Shares or preferred stock, or any series or class of equity securities with voting or other preferences superior to that of Class B Shares (the “No Dilution Condition”).

Section 1 – “Terms of the Offer; Expiration Date”

Replacing the second sentence of the first paragraph of Section 1 – “Terms of the Offer; Expiration Date” on page 4 of the Offer to Purchase with the following:

The term “Expiration Date” means 11:59 P.M., New York City time, on Monday, May 20, 2013, unless and until Offeror, in his sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Offeror, shall expire.

Replacing the first sentence of the second paragraph of Section 1 – “Terms of the Offer; Expiration Date” on page 4 of the Offer to Purchase with the following:

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Hart-Scott-Rodino Condition, the FRB Condition, the Insurance Regulatory Approval Condition, the No Dilution Condition, and the No Litigation Condition.

Inserting the following immediately after the second sentence of the third paragraph of Section 1 – “Terms of the Offer; Expiration Date” on page 5 of the Offer to Purchase:

For example, Offeror reserves the right to extend the Offer to accommodate the regulatory process to obtain the requisite approvals for the acquisition of Class B Shares pursuant to the Offer.

Section 3 – “Procedures for Accepting the Offer and Tendering Class B Shares”

Replacing the sentence immediately after the heading “Determination of Validity” on page 9 of the Offer to Purchase with the following:

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Class B Shares pursuant to any of the procedures described above will be determined by Offeror in his reasonable discretion, whose determination will be final and binding on all parties, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction.

Replacing the first sentence of the second paragraph immediately after the heading “Determination of Validity” on page 9 of the Offer to Purchase with the following:

Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the right of shareholders to challenge Offeror’s interpretation in a court of competent jurisdiction.

Section 4 – “Withdrawal Rights”

Replacing the first sentence of the fourth paragraph of Section 4 – “Withdrawal Rights” on page 10 of the Offer to Purchase with the following:

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in his reasonable discretion, whose determination will be final and binding, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction.

Section 8 – “Certain Information Concerning the Company”

Replacing the fourth sentence of the last paragraph of Section 8 – “Certain Information Concerning the Company” on page 16 of the Offer to Purchase with the following:

Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Section 9 – “Certain Information Concerning Offeror”

Replacing the sixth sentence of the fifth paragraph of Section 9 – “Certain Information Concerning Offeror” on page 16 of the Offer to Purchase with the following:

Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Section 10 – “Source and Amount of Funds”

Adding the following as a separate paragraph at the end of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

Offeror has sufficient personal net worth to absorb declines in the price of the Class A Shares and Class B Shares. No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so. In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan. Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another insurance company, with respect to which Offeror has no specific plan or agreement.

Section 14 – “Conditions of the Offer”

Replacing the first paragraph of Section 14 – “Conditions of the Offer” on page 27 of the Offer to Purchase with the following:

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Offeror’s rights to extend and amend the Offer at any time in his sole discretion, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Class B Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Class B Shares, and may terminate the Offer as to any Class B Shares not then paid for, if, in the reasonable discretion of Offeror (i) at or prior to the expiration of the Offer, any one or more of the Minimum Condition, the Hart-Scott-Rodino Condition, the FRB Condition, the Insurance Regulatory Approval Condition, the No Dilution Condition, or the No Litigation Condition has not been satisfied, or (ii) at any time prior to the acceptance for payment of Class B Shares, any of the following events shall occur:

Replacing clause (vi) of subsection (d) of Section 14 – “Conditions of the Offer” on page 28 of the Offer to Purchase with the following:

(vi) any adverse change in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States that, in the reasonable judgment of Offeror, is significant,

Replacing subsection (e) of Section 14 – “Conditions of the Offer” on pages 28 and 29 of the Offer to Purchase with the following:

the Company or any subsidiary of the Company shall have, at any time after March 20, 2013, (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to Class A options pursuant to plans approved by the Company’s shareholders) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company (except in each case pursuant to approved stock option plans for Class A options), or (B) any other securities in respect of, in lieu of, or in substitution for, Class B Shares outstanding on March 20, 2013, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Class A Shares or Class B Shares, or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Class A Shares or Class B Shares (other than the regular quarterly dividend on the Class A Shares or Class B Shares not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Class A Shares or Class B Shares, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing covenants that, in the reasonable judgment of Offeror, are burdensome, (vi) issued, sold, authorized, announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Class A Shares or Class B Shares, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Offeror shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to the Company Articles or the Company By-laws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the reasonable judgment of Offeror could, individually or in the aggregate, adversely affect the value of the Class B Shares to Offeror or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Offeror shall have obtained evidence that, in the reasonable judgment of Offeror, proves the existence of any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

Replacing the first sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase with the following:

The foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror in his reasonable discretion, regardless of the circumstances (including, for example, any action or omission by the Company, but excluding any action or omission by Offeror) giving rise to any such conditions or may be waived by Offeror in his reasonable discretion in whole or in part at any time and from time to time, provided that all conditions of the Offer other than the FRB Condition, the Hart-Scott-Rodino Condition, the Insurance Regulatory Approval, the No Dilution Condition, the No Litigation Condition, and the general conditions set forth in Section 14 – “CONDITIONS OF THE OFFER” will be satisfied or waived at or prior to the expiration of the initial offering period or any reasonable and customary extension thereof.

Replacing the third sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase with the following:

Any determination by Offeror concerning any condition or event described in this Section 14—“CONDITIONS OF THE OFFER” shall be final and binding upon all parties, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction.

Deleting the fifth sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase.

Section 15 – “Certain Legal Matters; Regulatory Approvals”

Adding the following as a separate paragraph immediately preceding the subsection headed "ANTITRUST" in Section 15 – "Certain Legal Matters; Regulatory Approvals" on page 31 of the Offer to Purchase:

The State of Pennsylvania, where the Company is headquartered, has posted Offeror's Form A application on its Department of Insurance website. Pennsylvania and several other state insurance departments have requested additional materials, and some have questioned whether Form A approval must be sought prior to the Offer being made. Offeror does not believe so.  Offeror is in discussions with those states."

Replacing the second and third paragraphs after the heading “CHANGE IN BANK CONTROL ACT” in Section 15 – “Certain Legal Matters; Regulatory Approvals” on page 32 of the Offer to Purchase with the following:

According to Regulation LL, the FRB presumes that an acquisition of voting securities of a savings and loan holding company constitutes an acquisition of control under the Control Act if, immediately after the transaction, the acquiring person would own, directly or indirectly, 10% or more of any class of voting securities of the company and the company has registered securities under the Section 12 of Exchange Act.  The acquiring person must provide written notice to the FRB at least 60 days before the acquisition. Offeror will not purchase any of the Class B Shares tendered in the Offer until the earlier of the expiration of the 60-day period described above or Offeror’s earlier receipt of a written notification by the FRB of its intention not to disapprove the acquisition (the “FRB Condition”). On or around March 20, 2013, Offeror filed an application to rebut the presumption of control with the FRB in Washington, D.C. Offeror was given direction by the FRB in Washington, D.C. to instead submit an Interagency Notice of Change in Control with the FRB in Philadelphia. Offeror has since withdrawn its application with the FRB in Washington, D.C. and plans to submit an Interagency Notice of Change in Control to the FRB in Philadelphia.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented to include the following: “(a)(1)(L) Text of Press Release Regarding Offer Issued by Offeror dated April 22, 2013.”

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / GREGORY MARK SHEPARD

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated March 20, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013. *

(a)(1)(G)	Text of Press Release Regarding Offer Issued by Offeror dated March 20, 2013. *

(a)(1)(H)	Text of Press Release Regarding Offer Issued by Offeror dated March 27, 2013. *

(a)(1)(I)	Text of Press Release Regarding Offer Issued by Offeror dated April 9, 2013. *

(a)(1)(J)	Text of Press Release Regarding Offer Issued by Offeror dated April 11, 2013. *

(a)(1)(K)	Letter from Offeror to Donald H. Nikolaus, President and CEO of the Company, dated April 10, 2013. *

(a)(1)(L)	Text of Press Release Regarding Offer Issued by Offeror dated April 22, 2013.

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

* Previously filed.